Exhibit 99.1

Constellium posts 2024 Annual General Meeting Materials

Paris, April 12, 2024 – Constellium SE (NYSE: CSTM) (the “Company”) today announced that the notice and agenda and other documents for the Company’s Annual General Meeting of Shareholders to be held on May 2, 2024, at 5 PM CET (11 AM EDT), are available on its website at https://www.constellium.com/investors/shareholder-meetings and will be available free of charge at the offices of the Company by contacting the Corporate Secretary at cstm.corporatesecretary@constellium.com.

 About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value-added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €7.2 billion of revenue in 2023.